Hi [Friend Name], How are you? This is Souheil.

🎉 I've just launched "Testing the Waters" "Exclusive Friends Invest First" WeFunder crowd campaign for SHIFITit! 🚀 Check it out here:

wefunder.com/shiftithealth

You don't need to be a professional investor to help us grow, you can invest as little as $100 every bit of support matters as we enter this next phase.

Your belief in me and this journey means everything. Let's make something incredible happen together! 🙌

help.wefunder.com/testing-the-waters-legal-disclosure